# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EquityZen Growth Technology Fund LLC - Series 1382, CIK 0001928369
CUSIP: G2717B108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 125 Old Broad Street, London, United Kingdom (X0), EC2N 1AR
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000945621-25-000088
Filed by CIK 0001021642

## Reporting persons
- Vaughan Nelson Investment Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vaughan Nelson Investment Management, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: EquityZen Growth Technology Fund LLC - Series 1382
Address of issuer's principal executive offices: 125 Old Broad Street, London, United Kingdom, EC2N 1AR

## Item 2. Person Filing
Name of person filing:
Vaughan Nelson Investment Management, L.P. ("Vaughan Nelson")
Vaughan Nelson Investment Management, Inc. ("General Partner")
Address of principal business office or, if none, residence:
Both Vaughan Nelson and the General Partner maintain their principal offices at:
600 Travis Street, Suite 3800
Houston, Texas 77002
Citizenship:
Vaughan Nelson is a Delaware limited partnership.
The General Partner is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Vaughan Nelson Investment Management, L.P.: /s/ Carlos Gonzalez, Chief Compliance Officer, Carlos Gonzalez, Chief Compliance Officer (01/30/2025)
- Vaughan Nelson Investment Management, Inc.: /s/ Carlos Gonzalez, Chief Compliance Officer, Carlos Gonzalez, Chief Compliance Officer (01/30/2025)
Comment: This filing is being submitted to correct the previous Schedule 13G filing that submitted in error for the Issuer. Neither reporting person holds any shares with the Issuer referenced on the cover page.